Exhibit 99.1

BAIDU, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2017	As of September 30, 2018	As of September 30, 2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	11,084	15,775	2,297
Restricted cash	252	15	2
Short-term investments	89,381	88,716	12,917
Other invested securities	18,350	—	—
Accounts receivable, net of allowance of RMB316 and RMB665 (US$97) as of December 31, 2017 and September 30, 2018, respectively	4,571	5,455	794
Loans and interest receivable, current portion net of allowances of RMB660 and nil as of December 31, 2017 and September 30, 2018, respectively	23,938	—	—
Amounts due from related parties	168	23,321	3,396
Other current assets, net	3,425	6,700	976

Total current assets	151,169	139,982	20,382

Non-current assets:
Fixed assets, net	12,475	16,197	2,358
Intangible assets, net	5,467	8,732	1,271
Goodwill	15,806	17,051	2,483
Long-term investments, net	56,283	80,589	11,734
Deferred tax assets, net	1,532	1,049	153
Loans and interest receivable, non current portion net of allowances of RMB104 as of December 31, 2017 and nil as of December 31, 2017 and September 30, 2018, respectively	3,467	—	—
Amounts due from related parties	9	1,994	290
Other non-current assets	5,520	9,742	1,418

Total non-current assets	100,559	135,354	19,707

Total assets	251,728	275,336	40,089

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB18,775 and RMB23,008 (US$3,351) as of December 31, 2017 and September 30, 2018):
Short-term loans	1,244	1,173	171
Accounts payable and accrued liabilities	27,523	33,743	4,914
Amounts due to the third-party investors	38,486	—	—
Customer advances and deposits	6,785	7,599	1,106
Deferred revenue	788	1,840	268
Deferred income	568	519	76
Long-term loans, current portion	10	10	1
Notes payable, current portion	6,500	6,856	998
Amounts due to related parties	153	873	127

Total current liabilities	82,057	52,613	7,661

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,151 and RMB5,128 (US$747) as of December 31, 2017 and September 30, 2018):
Deferred income	73	50	7
Deferred revenue	—	1,431	208
Long-term loans	6,701	7,069	1,029
Notes payable	29,111	34,142	4,971
Deferred tax liabilities	3,375	3,989	581
Amounts due to related parties	—	3,008	438
Other non-current liabilities	39	190	28

Total non-current liabilities	39,299	49,879	7,262

Total liabilities	121,356	102,492	14,923

Commitments and contingencies
Redeemable noncontrolling interests	11,022	—	—

Equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,614,978 shares and 27,654,802 shares issued and outstanding as of December 31, 2017 and September 30, 2018	—	—	—
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as of December 31, 2017 and September 30, 2018	—	—	—
Additional paid-in capital	12,088	32,090	4,672
Retained earnings	102,328	127,201	18,521
Accumulated other comprehensive income	930	399	58

Total Baidu, Inc. shareholders’ equity	115,346	159,690	23,251
Noncontrolling interests	4,004	13,154	1,915

Total equity	119,350	172,844	25,166

Total liabilities, redeemable noncontrolling interests and equity	251,728	275,336	40,089

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BAIDU, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the three months ended			For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Online marketing services	20,108	22,481	3,273	52,729	60,715	8,840
Others	3,381	5,722	833	8,525	14,367	2,092

Total revenues	23,489	28,203	4,106	61,254	75,082	10,932

Operating costs and expenses:
Cost of revenues	11,801	14,218	2,070	31,616	36,133	5,261
Selling, general and administrative	3,746	5,641	821	9,497	13,288	1,935
Research and development	3,242	3,916	570	9,225	11,243	1,637

Total operating costs and expenses	18,789	23,775	3,461	50,338	60,664	8,833

Operating profit	4,700	4,428	645	10,916	14,418	2,099

Other income:
Interest income	876	1,258	183	2,237	2,961	431
Interest expense	(557)	(479)	(70)	(1,214)	(1,309)	(191)
Foreign exchange loss, net	(130)	(54)	(8)	(370)	(72)	(10)
(Loss) income from equity method investments	(73)	419	61	(267)	311	45
Others, net	4,229	7,877	1,147	4,893	9,964	1,451

Total other income, net	4,345	9,021	1,313	5,279	11,855	1,726

Income before income taxes	9,045	13,449	1,958	16,195	26,273	3,825
Income taxes	1,097	2,053	299	2,066	4,259	620

Net income	7,948	11,396	1,659	14,129	22,014	3,205

Less: net income (loss) attributable to noncontrolling interests	(1)	(1,000)	(146)	(12)	(3,478)	(506)
Net income attributable to Baidu, Inc.	7,949	12,396	1,805	14,141	25,492	3,711

Earnings per Class A and Class B ordinary shares:
Basic	242.48	355.27	51.73	402.48	726.87	105.83
Diluted	240.49	352.57	51.34	400.29	720.30	104.88

Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
Basic	24.25	35.53	5.17	40.25	72.69	10.58
Diluted	24.05	35.26	5.13	40.03	72.03	10.49

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,703,924	34,891,733	34,891,733	34,705,293	34,894,758	34,894,758
Diluted	34,991,177	35,158,747	35,158,747	34,895,005	35,213,237	35,213,237

Other comprehensive income:
Foreign currency translation adjustment	409	411	60	1,022	159	23
Unrealized gains on available-for-sale investments, net of reclassification	463	72	10	639	317	46

Other comprehensive income , net of tax	872	483	70	1,661	476	69

Comprehensive income	8,820	11,879	1,729	15,790	22,490	3,274

Less: comprehensive income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	(60)	(612)	(89)	(204)	(2,471)	(360)

Comprehensive income attributable to Baidu, Inc. ordinary shareholders	8,880	12,491	1,818	15,994	24,961	3,634

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BAIDU, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the three months ended			For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	7,948	11,396	1,659	14,129	22,014	3,205
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	957	966	141	2,811	2,555	372
Gain on disposal of fixed assets	(9)	(5)	(1)	(22)	(29)	(4)
Amortization of intangible assets and licensed copyrights	2,636	4,163	606	6,277	9,195	1,339
Deferred income tax, net	(154)	571	83	(617)	504	73
Share-based compensation	841	1,239	180	2,268	3,134	456
Provision for doubtful accounts	484	142	21	659	507	74
Investment income	(790)	(2,287)	(333)	(2,230)	(6,081)	(885)
Gain on disposal of subsidiaries	(4,659)	(6,893)	(1,004)	(5,557)	(6,893)	(1,004)
Asset impairment	490	377	55	771	1,042	152
Loss (income) from equity method investments	73	(419)	(61)	267	(311)	(45)
Barter transaction revenue	(198)	(503)	(73)	(708)	(824)	(120)
Other noncash expenses (income)	131	88	13	592	(64)	(9)

Changes in assets and liabilities, net of effects of acquisition:
Accounts receivable	(551)	(934)	(136)	(212)	(428)	(62)
Other assets	404	1,219	176	203	(926)	(136)
Amounts due from related parties	(248)	739	108	(34)	16	2
Customer advances and deposits	762	678	99	898	817	119
Accounts payable and accrued liabilities	2,820	(118)	(17)	3,700	1,420	207
Deferred revenue	(184)	386	56	(60)	497	72
Deferred income	11	(37)	(5)	40	(87)	(13)
Amounts due to related parties	89	587	85	(122)	972	142

Net cash generated from operating activities	10,853	11,355	1,652	23,053	27,030	3,935

Cash flows from investing activities:
Acquisition of fixed assets	(1,297)	(2,219)	(323)	(3,590)	(5,694)	(829)
Acquisition of computer parts	(20)	(20)	(3)	(30)	(83)	(12)
Disposal of fixed assets	12	25	4	42	41	6
Acquisition of business, net of cash acquired	(51)	(1,188)	(173)	(553)	(1,188)	(173)
Acquisition of intangible assets	(3,306)	(3,616)	(526)	(8,180)	(9,582)	(1,395)
Purchases of held-to-maturity investments	(22,550)	(12,940)	(1,884)	(43,416)	(19,990)	(2,911)
Sales and maturities of held-to-maturity investments	15,800	12,800	1,864	35,646	36,500	5,315
Purchases of available-for-sale investments	(54,820)	(88,545)	(12,892)	(155,822)	(187,619)	(27,318)
Sales and maturities of available-for-sale investments	45,543	97,325	14,171	142,344	169,006	24,608
Purchases of other long-term investments	(996)	(2,506)	(365)	(1,806)	(6,763)	(985)
Cash distribution of long-term investments	4	8	1	13	18	3
Sales of other long-term investments	—	—	—	—	2,519	367
Disposal of subsidiaries’ shares	1,031	(5,353)	(779)	1,387	(5,353)	(779)
Loans provided to related parties	—	(5,540)	(807)	—	(5,540)	(807)
Micro loan origination and disbursement	(17,375)	(8,187)	(1,192)	(37,667)	(35,824)	(5,216)
Principal payments received on micro loans	12,161	8,070	1,175	23,406	38,063	5,542
Purchases of other invested securities	(10,260)	(2,064)	(301)	(38,129)	(16,362)	(2,382)
Sales and maturities of other invested securities	13,472	1,823	265	24,363	24,949	3,633

Net cash used in investing activities	(22,652)	(12,127)	(1,765)	(61,992)	(22,902)	(3,333)

Cash flows from financing activities:
Repayment of short-term loans	(456)	(635)	(92)	(530)	(650)	(95)
Proceeds from short-term loan	536	775	113	551	1,508	220
Proceeds from long-term loans	—	—	—	299	714	104
Repayment of long-term debt	(2,339)	(94)	(14)	(2,339)	(94)	(14)
Proceeds from note issuance	9,926		—	9,926	9,479	1,380
Repayment of long-term notes	—	(6,807)	(991)	—	(6,807)	(991)
Payment of note issuance costs	(10)	(1)	—	(10)	(15)	(2)
Loans borrowed from related parties	—	2,150	313		2,150	313
Payment of capital lease obligation	—	—	—	(8)	—	—
Proceeds from issuance of Convertible Notes	—	—	—	8,463	—	—
Proceeds from issuance of subsidiaries’ shares	—	40	6		15,689	2,284
Repurchase of ordinary shares	—	(3,312)	(482)	(1,723)	(3,312)	(482)
Capital contributions from noncontrolling interests	200	—	—	200	—	—
Proceeds from exercise of share options	127	8	1	324	692	101
Proceeds from secured borrowings from third-party financial institutions	4,136	1,860	271	8,808	10,380	1,511
Repayment of secured borrowings from third-party financial institutions	(480)	(5,529)	(805)	(1,422)	(13,426)	(1,955)
Proceeds from third-party investors for sale of financial products	25,727	—	—	82,352	15,143	2,205
Repayment to third-party investors for sale of financial products	(25,279)	(2,540)	(370)	(61,133)	(33,376)	(4,860)

Net cash generated from financing activities	12,088	(14,085)	(2,050)	43,758	(1,925)	(281)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(92)	1,107	161	(231)	2,251	327

Net increase in cash, cash equivalents and restricted cash	197	(13,750)	(2,002)	4,588	4,454	648

Cash, cash equivalents and restricted cash at beginning of the period	15,607	29,540	4,301	11,216	11,336	1,651

Cash, cash equivalents and restricted cash at end of the period	15,804	15,790	2,299	15,804	15,790	2,299

Non-cash investing and financing activities:
Disposal of subsidiaries’ shares	—	11,000	1,602	—	11,000	1,602
Acquisition of licensed copyrights included in accounts payable and deferred revenue	4,254	7,085	1,032	4,254	7,085	1,032
Acquisition of licensed copyrights from nonmonetary content exchanges	170	232	34	537	442	64

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

Basis of Consolidation

The unaudited interim condensed consolidated financial statements include the accounts of Baidu, Inc. (“Baidu” or the “Company”), its subsidiaries, variable interest entities (“VIEs”) and the subsidiaries of the VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group.”

As of September 30, 2018, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”).

As of September 30, 2018, the Company also effectively controls a number of VIEs through a series of contractual agreements. The significant VIEs of the Group include:

•

Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled by the Company and Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”), one of the Company’s wholly-owned subsidiaries;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled by Baidu Online; and

•	Other VIEs controlled by the Company’s subsidiaries other than Baidu Online.

The Group offers online marketing services, operates AI-powered new business initiatives, operates an online video platform offering advertising business and offers membership services of its content library. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations on its own, but conducts its primary business operations through its subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content, advertising, audio and video services, and mobile application distribution businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in capital of the VIEs was mainly funded by the Group through loans extended to the authorized individuals who were the shareholders of the VIEs. The Group has entered into proxy agreements or powers of attorney and exclusive equity purchase option agreement with the VIEs and nominee shareholders of the VIEs through the Company or its subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, which obligate the Primary Beneficiaries to absorb losses of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries, including loan agreements for the paid-in capital of the VIEs and equity pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of operating agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or their wholly-owned subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810, Consolidation, because the Company holds all the variable interests of the VIEs through the Primary Beneficiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In March 2018, the contractual agreements for certain VIEs, including Baidu Netcom and Beijing Perusal, were amended to include the following terms:

a.	Exclusive equity purchase and transfer option agreement

The Company has (i) an exclusive option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in the VIE or all or part of the assets held by the VIE, (ii) an exclusive right to cause the nominee shareholders to transfer their equity interest in the VIE to the Company or any designated third party and (iii) an obligation to provide unlimited financial support to the VIEs when the VIEs become in need of any form of reasonable financial support in the normal operation of business. If the VIEs were to incur any loss and as a result cannot repay any loans from the Company, the Company will unconditionally forgive any such loans to the VIEs upon provision by the VIEs of sufficient proof for its loss and incapacity to repay.

b.	Proxy Agreements/Power of Attorney

The appointment of any individuals to exercise the powers and rights assigned pursuant to the Proxy Agreement requires the approval of the Company. All the activities in relation to such powers and rights assigned are directed and approved by the Company. The shareholders of the VIEs agreed to entrust all the rights to exercise their voting power and any other rights as shareholders of the VIEs to the person(s) designated by the Company. The shareholders of the VIEs have each executed an irrevocable power of attorney to appoint the person(s) designated by the Company as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval.

As a result, the power and the rights pursuant to the Proxy Agreements have since been effectively reassigned from Baidu Online to the Company which has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. Therefore, the Company has replaced Baidu Online as the Primary Beneficiary of Baidu Netcom and Beijing Perusal since March 2018. As the VIEs were subject to indirect control by the Company through WFOE immediately before and direct control immediately after the contractual agreements were amended, the change of the primary beneficiary of the VIEs was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the performance of the VIEs and their shareholders is in compliance with the articles of association and business licenses of the VIEs.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to act in contrary to the terms of the aforementioned agreements. In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries which are included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group:

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2017	As of September 30, 2018
	RMB	RMB	US$
	(In millions)
		(unaudited)
Assets
Current
Cash and cash equivalents	4,045	1,365	199
Short-term investments	2,052	1,978	288
Accounts receivable, net	3,021	3,907	569
Others	5,280	4,381	638

	14,398	11,631	1,694
Non-current
Fixed assets, net	2,845	4,310	628
Intangible assets, net	2,104	3,528	514
Long-term investments, net	10,614	18,197	2,650
Others	6,488	10,710	1,559

	22,051	36,745	5,351

Total	36,449	48,376	7,045

Third-party liabilities
Current
Accounts payable and accrued liabilities	14,073	12,586	1,833
Customer advances and deposits	2,288	2,573	375
Others	2,414	7,849	1,143

	18,775	23,008	3,351
Non-current	5,151	5,128	747

Total	23,926	28,136	4,098

Inter-company liabilities*
Inter-company payable to subsidiaries for technology consulting and service fees	2,828	1,443	210
Others	4,605	9,184	1,337

Total	7,433	10,627	1,547

	For the three months ended
	September 30, 2017	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Total revenues	7,954	9,444	1,375
Net loss	(139)	(805)	(117)
Net cash provided by (used in) operating activities	3,640	3,146	458
Net cash provided by (used in) investing activities	102	(8,597)	(1,252)
Net cash provided by (used in) financing activities	(2,502)	1,728	252

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended
	September 30, 2017	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Total revenues	21,733	24,931	3,630
Net income (loss)	891	(4,892)	(712)
Net cash provided by (used in) operating activities	7,595	5,101	743
Net cash provided by (used in) investing activities	(3,123)	(17,193)	(2,503)
Net cash provided by (used in) financing activities	(3,331)	9,208	1,341

* Inter-company liabilities represent payable balances of each VIE due to subsidiaries within the Group pursuant to the technology consulting and service agreements. Other payables to non-VIE subsidiaries within the Group were included in third-party liabilities.

As of September 30, 2018, there was no pledge or collateralization of the VIEs’ assets other than those pledged under the equity pledge agreements with respect to the VIE contractual agreements. The amount of the net assets of the VIEs was RMB9.6 billion (US$1.4 billion) as of September 30, 2018. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in the normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

Basis of Presentation

The unaudited interim condensed consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Unaudited Interim Condensed Consolidated Financial Statements

In the opinion of management, the unaudited interim condensed consolidated financial statements, which are comprised of the condensed consolidated balance sheet of the Company as of September 30, 2018, the condensed consolidated statements of comprehensive income and the condensed consolidated statements of cash flows for the three-month and nine-month periods ended September 30, 2018 and 2017, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2018, the Company’s consolidated results of operations and consolidated cash flows for the three-month and nine-month periods ended September 30, 2018 and 2017. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The consolidated balance sheet data as of December 31, 2017 was derived from the Company’s audited financial statements, but does not include all disclosures required by U.S. GAAP for annual financial statements. These financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Use of Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accounts receivable allowances, credit loss allowance for micro loan receivables, fair values of options to purchase the Company’s or its subsidiaries’ ordinary shares, fair values of certain debt and equity investments, amortization and impairment of licensed copyrights, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations and acquisition of equity method investees, deferred tax valuation allowance, and redeemable noncontrolling interests, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.8680 per US$1.00 on September 28, 2018, the last business day in the third quarter of 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies do not include all of the significant accounting policies of the Company, which were included in, and should be read in conjunction with, the audited consolidated financial statements as of and for the year ended December 31, 2017.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash, money market funds, and investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value.

Restricted Cash

Restricted cash mainly consists of the cash reserved in escrow accounts at certain banks as online payment service deposits.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method. All restricted cash was presented on the face of consolidated balance sheet as “Restricted cash;” there is no restricted cash or restricted cash equivalents presented elsewhere on the consolidated balance sheet.

Loan and Interest Receivables, net of allowance

Loan and interest receivables consist primarily of micro loans to individual borrowers. Such amounts are recorded at the principal net of allowance for credit losses relating to micro loans, and include accrued interest receivable as of the balance sheet date. The loan periods granted by the Company to the borrowers related to the micro loans generally range from one month to thirty-six months. The cash flows related to micro loans are included within the cash flows from investing activities category in the consolidated statement of cash flows. Allowance for credit losses relating to micro loans represent the Company’s best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. The Company bases the allowance for loan and interest receivables credit losses primarily on historical loss experience using a roll rate-based model applied to the loan and interest receivables portfolios. The Company considers many factors, including but not limited to, the age of the amounts due, the payment history, the month of origination, the purpose of the loans, creditworthiness, financial conditions of the borrower, terms of the loans, regulatory environment, and the general economic conditions. In August, the Company completed the divestiture of its financial services business. Consequently, the loan and interest receivable balances were derecognized from the consolidated balance sheet upon disposal (Note 4).

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Licensed Copyrights

Licensed copyrights consist of professionally-produced content such as movies, television series, variety shows, sports and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability recorded when cost of the content is known, the content has been accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our internet platform. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. The current and non-current portions of licensed copyrights of video content are recorded in “Other current assets, net” or “Intangible assets, net,” respectively. The licensed copyrights include non-exclusive licensed copyrights and exclusive licensed copyrights. With non-exclusive licensed copyrights, the Company has the right to broadcast the contents only on its internet platform. With exclusive licensed copyrights, in addition to the broadcasting rights, the Company also has the right to sublicense the contents to third parties.

Non-exclusive licensed copyrights, mainly comprising of newly released movies, television series and seasonal variety shows, are generally amortized using an accelerated method based on historical viewership consumption patterns. Other non-exclusive licensed copyrights, mainly comprising of library movies, television series and variety shows and certain non-episodic features, are amortized on a straight-line basis, as the consumption pattern based on historical viewing data supports this amortization method. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. The major factors that impact the viewership consumption patterns include film box office, ratings for television series and variety shows, user traffic on our platforms, placement schedule, user tastes and preferences, emerging cultural trends, merchandising and marketing efforts. When the amortization pattern is revised, it is accounted for as a change in accounting estimate prospectively in accordance with ASC 250 (“ASC 250”), Accounting Changes and Error Corrections.

The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense to third parties. The Company allocates the content cost to these two rights when the exclusive licensed copyrights are initially recognized, based on the relative proportion of our estimate of the total revenues that will be generated by each right. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect advertising and membership revenues, the content costs are amortized in accordance with ASC 920-350 (“ASC 920-350”), Entertainment-Broadcasters: Intangibles—Goodwill and Other, using the same method as non-exclusive licensed copyrights described above. For the right to sublicense to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, the content costs are amortized in accordance with ASC topic 926 (“ASC 926”), Entertainment—Films using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of the actual sublicensing revenues generated for the current period to the total sublicensing revenues estimated to be generated by the sublicensing right. The Company revisits the forecasted total direct revenues on a periodic basis and any resulting changes to such estimates and the resulting amortization expense are accounted for prospectively as a change in accounting estimate in accordance with ASC 250.

On a periodic basis, the Company evaluates the program usefulness of the broadcasting rights of its licensed copyrights and record such rights at the lower of unamortized cost or estimated net realizable value pursuant to the guidance in ASC 920-350. When there is a change in the expected usage of licensed copyrights, the Company estimates net realizable value of licensed copyrights to determine if any impairment exists.

Net realizable value is determined by estimating the expected cash flows generated from the provision of online advertising and membership services, less any direct costs, over the remaining useful lives of non-exclusive licensed copyrights. The Company estimates advertising and membership cash flows for each category of the content. Estimates that impact advertising and membership cash flows include anticipated levels of demand for our online advertising and membership services and the expected selling prices of our advertisements and membership. For the right to sublicense to third parties, the Company assesses recoverability in accordance with ASC 926-20, Entertainment—Films: Other Assets—Film Costs.

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company accounts for short-term debt investments in accordance with ASC topic 320 (“ASC 320”), Investments — Debt Securities. The Company classifies the short-term investments in debt as “held-to-maturity” or “available-for-sale,” whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities. Available-for-sale debt investments are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income.” An impairment loss on the available-for-sale debt securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s accounting policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

In accordance with ASC 320, the securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Other invested securities

Other invested securities represent investments purchased by the Company for its financial services business which are resold to third-party investors. These transactions do not meet the requirements of asset derecognition in accordance with ASC topic 860 (“ASC 860”), Transfers and Servicing. The Company records the proceeds related to these transactions as secured borrowings included in “Amounts due to the third-party investors” on the consolidated balance sheets, and assets pledged are included in “Other invested securities” on the consolidated balance sheets. Other invested securities are issued by financial institutions and have a variable rate of return that is indexed to the performance of underlying assets. The Company initially records these investments at cost, which approximates its fair value at inception and subsequently records these investments at fair value. Changes in the fair value are reflected in earnings. The Cash flows related to purchases and maturities of other invested securities are classified as cash flows from investing activities, while proceeds and payments related to the sales and purchases of financial products are classified as cash flows from financing activities in the consolidated statements of cash flows. All other invested securities balances were derecognized from the consolidated balance sheet upon disposal (Note 4).

Long-term investments

The Company’s long-term investments consist of equity investments with readily determinable fair value, equity investments without readily determinable fair value, equity method investments, and other investments accounted for at fair value.

Prior to adopting ASC topic 321 (“ASC 321”), Investments — Equity Securities on January 1, 2018, the Company carries at cost its investments in investees which do not have readily determinable fair value and the Company does not have significant influence in accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments. The Company only adjusts the carrying value of such investments for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment.

Management regularly evaluates the impairment of the cost method investments based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company adopted ASC 321 on January 1, 2018 and the cumulative effect of RMB1.9 billion (US$270 million) was recorded as an adjustment to the opening retained earnings. Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair values, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 (“ASC 820”), Fair Value Measurements and Disclosures to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair values, and any changes in fair value are recognized in earnings. Unrealized gains before adopting ASC 321 were recorded in “Accumulated other comprehensive income,” which has been reclassified to the opening balance of retained earnings.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of its investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings. The Company will discontinue applying the equity method if an investment (and additional financial supports provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its statement of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Company’s other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

In accordance with ASC 946-320 Financial Services—Investment Companies, Investments—Debt and Equity Securities, the Company accounts for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured periodically in accordance with ASC 820. These equity investments are classified within Level 3 in the fair value hierarchy, and changes in fair value are recorded in the consolidated statements of comprehensive income in the period the change occurs.

Revenue Recognition

The Company adopted ASC topic 606 (“ASC 606”), Revenue from Contracts with Customers from January 1, 2018, using the modified retrospective method. Revenues for the three-month and nine-month periods ended September 30, 2018 were presented under ASC 606, and revenues for the three-month and nine-month periods ended September 30, 2017 were not adjusted and continue to be presented under ASC topic 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an increase RMB967 million (US$141 million) to the opening balance of retained earnings at January 1, 2018.

Commencing on January 1, 2018, the Company recognizes revenue in accordance with ASC 606. Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Starting from January 1, 2018, pursuant to ASC 606, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues. The Company recognized VAT of RMB1.3 billion and RMB1.7 billion (US$244 million) for the three-month periods ended September 30, 2017 and 2018, respectively, and RMB3.4 billion and RMB 4.5 billion (US$652 million) for the nine-month periods ended September 30, 2017 and 2018, respectively.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the Company’s revenues disaggregated by revenue source:

	For the three months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Online marketing	20,108	22,481	3,273

iQIYI membership service	1,697	2,852	415
iQIYI content distribution	276	835	122
Interest income earned from provision of financial services	495	408	59
Others	913	1,627	237

Other revenue	3,381	5,722	833

Total revenue	23,489	28,203	4,106

	For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Online marketing	52,729	60,715	8,840

iQIYI membership service	4,607	7,421	1,081
iQIYI content distribution	958	1,641	239
Interest income earned from provision of financial services	1,029	1,724	251
Others	1,931	3,581	521

Other revenue	8,525	14,367	2,092

Total revenue	61,254	75,082	10,932

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Performance-based online marketing services

Cost-per-click

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list on the platform which could be accessed through personal computer or mobile devices. Customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on the Company’s platform and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customers pay the Company only when a user clicks on one of its website links.

Besides the Company’s traditional auction-based P4P services, the Company also displays in-feed marketing to targeted users through Baidu Feed. Customers pay the Company when a targeted user clicks the in-feed marketing and are directed to its platforms.

Revenue is recognized when all of the revenue recognition criteria set forth in ASC 606 are met, which is generally when a user clicks on one of the customer-sponsored links or in-feed marketing.

Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile apps and the pre-determined ratios of completed transaction volumes, revenue is recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria as prescribed by ASC 606.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Display advertisements

The Company provides display-based online advertising services to its customers by integrating text description, image and video, and displaying the advertisement in a prominent position of the search result page, vertical search products or Baidu Feed. The Company recognizes revenue in accordance with ASC 606, on a pro-rata basis over the contractual term for cost per time advertising arrangements commencing on the date the customer’s advertisement is displayed on the Company’s platform, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

Online marketing services involving Baidu Union

Baidu Union is a program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union members’ internet properties. The Company makes payments to Baidu Union members for the acquisition of traffic. The Company is the principal in these transactions, as it is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the advertising inventory before the transfer to customers. Therefore, revenue is recognized on a gross basis on the amount of fees it billed to its customers. Payments made to Baidu Union members are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive income.

Membership services

The Company offers membership services that provide subscribing members access to stream a library of premium content in exchange for upfront non-refundable membership fees. Membership periods range from one month to twelve months. The receipt of membership fees is initially recorded as deferred revenue, and revenue is recognized ratably over the membership period when services are rendered.

Content distribution

The Company generates revenues from sub-licensing content licensed from third party vendors for cash and through nonmonetary exchanges, mainly with other online video broadcasting companies. The exclusive licensing agreements the Company enters into with vendors has a definitive license period and provides the Company the rights to sub-license these contents to other third parties. The Company enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, the Company receives the sub-license fee upfront under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-license fees are recognized in accordance with ASC 606 and represents a license of functional intellectual property that grants the right to use the Company’s licensed copyrights, and revenue is recognized when the licensed copyright is made available for the customer’s use and benefit. The attributable cost of cash sublicensing transactions are recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC 926.

The Company enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Company accounts for these nonmonetary exchanges in accordance with ASC 606, and records the transaction based on the fair value of the asset received starting from January 1, 2018. Barter sublicensing revenue are recognized in accordance with the same ASC 606 criteria above. The Company estimates the fair value of the licensed copyrights received based on various factors, including broadcasting schedule, cast and crew, theme and popularity, box office and market share of counterparties to the exchange.

The Company recognized barter sublicensing revenues of RMB198 million and RMB503 million (US$73 million) and related costs of RMB193 million and RMB523 million (US$76 million) for the three-month periods ended September 30, 2017 and 2018, respectively. The Company recognized barter sublicensing revenues of RMB708 million and RMB824 million (US$120 million) and related costs of RMB596 million and RMB818 million (US$119 million) for the nine-month periods ended September 30, 2017 and 2018, respectively.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial services

The Company offers financial services which include provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services is reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred. The Company recognized gross interest income of RMB1.1 billion and RMB616 million (US$90 million) and interest costs of RMB580 million and RMB208 million (US$30 million) for the three-month periods ended September 30, 2017 and 2018, respectively. The Company recognized gross interest income of RMB2.3 billion and RMB 3.3 billion (US$483 million) and interest costs of RMB1.2 billion and RMB1.6 billion (US$232 million) for the nine-month periods ended September 30, 2017 and 2018, respectively. The financial services business was disposed during the three-months ended September 30, 2018 (Note 4).

Barter transactions

The Company engages in certain barter transactions other than licensed copyrights of video contents, such as advertising, from time to time, and in such situations, follows the guidance set forth in ASC 606. The transaction price of the nonmonetary consideration is measured at fair value at contract inception. If fair value cannot be reasonably estimated, the Company measures the consideration indirectly by reference to the standalone selling price of the services promised to the customer in exchange for the consideration.

Other revenue recognition related policies

In accordance with ASC 606, for arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times, the Company would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

When either party to a revenue contract has performed, the Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were presented as deferred revenue on the consolidated balance sheets. The increase in deferred revenue as compared to the year ended December 31, 2017 is a result of the increase in consideration received from the Company’s customers.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

The opening balance of contract assets were RMB832 million as of January 1, 2018. As of September 30, 2018, contract assets of RMB1.6 billion (US$233 million) were recognized and included in “Other current assets, net” on the consolidated balance sheet.

The Company provides sales incentives to customers which entitle them to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, other invested securities, accounts receivable, loan and interest receivables, amounts due from and due to related parties, other receivables, long-term investments, short-term loans, accounts payable and accrued liabilities, customer advances and deposits, derivative instruments, notes payable and long-term loans. The carrying amounts of these financial instruments, except for long-term equity investments without readily determinable fair values, long-term equity method investments, long-term notes payable and long-term loans, approximate their fair values because of their generally short maturities. Long-term equity investments with readily determinable fair values, other invested securities, investments accounted for at fair value, and derivative instruments are adjusted to fair value at each reporting date. The carrying amounts of long-term loans approximate fair values as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. Fair value of notes payable is extracted directly from the quoted market price.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Segment Reporting

Starting from April 2017, Search Services and Transaction Services were combined into one segment, namely, Baidu Core. The change in reportable segments reflects the Company’s strategic shift and the operational change to de-emphasize its transaction services business and shift such resources to support its online marketing services. As of December 31, 2017 and September 30, 2018, the Company had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides keyword-based marketing services targeted at and triggered by internet users’ search queries, which mainly include P4P services, other online marketing services, and artificial intelligence-enabled new business initiatives. iQIYI is an online entertainment service provider that, offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (“IPO”) on the Nasdaq Global Market.

The Company’s chief executive officer, who has been identified as the chief operating decision marker (“CODM”) reviews the operating results of Baidu Core and iQIYI in order to allocate resources and assess the Company’s performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC topic 280, Segment Reporting.

Goodwill

The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles – Goodwill and Other: Goodwill, which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. As of December 31, 2017 and September 30, 2018, goodwill was allocated to the Company’s two reporting units, Baidu Core and iQIYI, respectively.

Contingencies

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and is considered material, or discloses that an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is lacks clear or consistent interpretation of laws specific to the industry-specific complaints across different jurisdictions. In such cases, there are considerable uncertainties regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

3.	BUSINESS COMBINATION

The total purchase consideration for business combinations in aggregate was RMB2.4 billion (US$ 353 million) including RMB1.3 billion (US$192 million) in cash for the nine-month period ended September 30, 2018, among which RMB1.9 billion (US$271 million) was allocated to goodwill, RMB958 million (US$139 million) was allocated to intangible assets, RMB491 million (US$73 million) was allocated to net assets other than goodwill and intangible assets and RMB889 million (US$130 million) was allocated to noncontrolling interest. The total purchase consideration for business combinations was RMB721 million for the nine-month period ended September 30, 2017. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. The acquired entities were considered insignificant, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, both individually and in aggregate, were not significant to the Company’s consolidated results of operations.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	INVESTMENTS

Short-term Investments

As of September 30, 2018, the Company’s short-term investments comprised of only debt securities. All of the short-term held-to-maturity investments were deposits in commercial banks with maturities of less than one year and the Company has the positive intent and ability to hold those securities to maturity. The short-term available-for-sale investments include wealth management products issued by commercial banks and other financial institutions.

During the three-month periods ended September 30, 2017 and 2018, the Company recorded interest income from its short-term investments of RMB823 million and RMB1.1 billion (US$160 million), respectively in earnings.

During the nine-month periods ended September 30, 2017 and 2018, the Company recorded interest income from its short-term investments of RMB2.1 billion and RMB2.7 billion (US$391 million), respectively in earnings.

Long-term Investments

Equity investments at fair value with readily determinable fair value

Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies for which the Company does not have significant influence. The equity investments were accounted for as available-for-sale equity investments prior the adoption of ASC 321. Starting in January 1, 2018 after adopting ASC 321, these investments were classified as equity investments at fair value with readily determinable fair value and reported at fair value. Changes in fair value were recognized in earnings, instead of accumulated other comprehensive income.

Equity investments at fair value without readily determinable fair value

Equity investments at fair value without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321. As of December 31, 2017, the carrying amount of the Company’s cost method investments was RMB21.8 billion. In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of September 30, 2018, the carrying amount of the Company’s equity investments without readily determinable fair value was RMB27.6 billion (US$4.0 billion), net of RMB1.2 billion (US$175 million) in accumulated impairment. As of September 30, 2018, RMB4.2 billion (US$609 million) of equity investments were measured at fair value using the measurement alternative based on observable price changes in orderly transactions for an identical or similar investment of the same issuer. RMB981 million (US$143 million ) and RMB4.2 billion (US$609 million) in unrealized gains and losses were recognized in earnings during the three-month and nine-month periods ended September 30, 2018, respectively.

For the three-month and nine-month periods ended September 30, 2018, RMB 298 million (US$43 million) and RMB348 million (US$51 million), respectively, of impairment charges were recognized on equity investments without readily determinable fair value.

Unrealized gains and losses of equity securities without readily determinable fair values for the three-month and nine-month periods ended September 30, 2018 were as follows:

	For the three months ended September 30, 2018		For the nine months ended September 30, 2018
	RMB	US$	RMB	US$
	(In millions)
Gross unrealized gains (upward adjustments)	1,059	154	6,463	941
Gross unrealized losses (downward adjustments excluding impairment)	(78)	(11)	(2,280)	(332)

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Realized and unrealized gains and losses for equity securities without readily determinable fair values recognized for the three-month and nine-month periods ended September 30, 2018 were as follows:

	For the three months ended September 30, 2018		For the nine months ended September 30, 2018
	RMB	US$	RMB	US$
	(In millions)
Net realized gains and losses on equity securities sold	—	—	124	18
Net unrealized gains and losses on equity securities held	981	143	4,183	609

Total net gains recognized in other income	981	143	4,307	627

Equity method investments

The carrying amounts of the Company’s equity method investments were RMB31.4 billion and RMB44.7 billion (US$6.5 billion) as of December 31, 2017 and September 30, 2018, respectively. There was no impairment recognized for equity method investments during the three-month periods ended September 30, 2017 and 2018. For the nine-month periods ended September 2017 and 2018, impairment charges recognized for equity method investments, were nil and RMB48 million (US$7 million), respectively.

Disposal of financial services business

On April 29, 2018, the Company entered into definitive agreements with certain third-party investors relating to the disposal of its wholly-owned financial services business, which is conducted through various legal entities of the Group. The Company conducted a series of legal restructuring and recapitalization of entities conducting the financial services business (“Du Xiaoman”), which were accounted for as transactions under common control. Du Xiaoman provides consumer credit, wealth management and other financial services.

In August 2018, Du Xiaoman issued preferred shares to third-party investors, which resulted in the Company becoming a minority shareholder of the financial services business. Accordingly, Du Xiaoman was deconsolidated from the Group and a disposal gain of RMB6.0 billion (US$874 million) was recognized in “Other income, net.”

The disposal of the financial services business did not meet the definition of a discontinued operation in accordance with ASC subtopic 205-20, Presentation of Financial Statements—Discontinued Operations, as it did not represent a strategic shift that has a major effect on the Group’s operations and financial results.

The Company’s retained an equity interest of 41% on a fully diluted basis, and accounted for Du Xiaoman as an equity method investment in accordance with ASC 323, as it retained significant influence over the divestiture. The Company adopted a one-quarter lag in reporting on its share of income (loss) from Du Xiaoman.

Disposal of Global DU business

In July 2018, the Company completed the disposal of its global ad and tools business (“Global DU business”) which was operated in various subsidiaries and VIEs of the Group to third-party companies, and recognized a total disposal gain of RMB893 million (US$130 million) in “Other income, net.” The Company’s retained interest in the divestiture as accounted for as equity method investment.

The fair values of the Company’s retained interest in Du Xiaoman and Global DU business were estimated by using the income approach or market approach. Inputs used in these methodologies primarily included future cash flows, discount rate, and the selection of comparable companies operating in similar businesses. Transactions with these equity investees are aggregately disclosed in Note 6.

Investment accounted for at fair value

Long-term equity investments in unlisted companies held by consolidated investment companies are accounted for at fair value in accordance with ASC subtopic 946-320 Financial Services — Investment Companies, Investments — Debt and Equity Securities. These investments are carried at fair value with realized or unrealized gains and losses recorded in “Other income, net” in the consolidated statements of comprehensive income.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The methodology used in the determination of fair values for held-to-maturity debt investments, available-for-sale debt investments, equity investments with readily determinable fair values and other investment securities accounted for at fair value were disclosed in Note 6.

Investments classification as of December 31, 2017 and September 30, 2018 were shown as below:

	As of December 31, 2017
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Short-term investments:
Held-to-maturity debt investments	48,666	47	(18)	—	—	48,695
Available-for-sale debt investments	40,139			581	(5)	40,715
Other invested securities:	18,289	—	—	169	(108)	18,350
Long-term investments:
Available-for-sale equity investments	2,077	—	—	742	(46)	2,773
Investments accounted for at fair value	307	—	—	14	—	321

	As of September 30, 2018
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized loss	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Short-term investments:
Held-to-maturity debt investments	31,939	166	—	—	—	32,105	4,675
Available-for-sale debt investments	55,520	—	—	1,313	(56)	56,777	8,267
Long-term investments:
Equity investments at fair value with readily determinable fair value	4,808	—	—	1,022	(827)	5,003	728
Available-for-sale debt investments	2,000	—	—	23	—	2,023	294
Investments accounted for at fair value	977	—	—	302	—	1,279	186

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	CHANGES IN EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

	Number of shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Non-controlling interests	Total shareholders’ equity	Redeemable non-controlling interests
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2017	34,816,232	—	12,088	102,328	930	4,004	119,350	11,022
Cumulative effect of accounting change	—	—	—	2,821	(1,854)	—	967	—
Net income (loss)	—	—	—	25,492	—	(3,478)	22,014	—
Other comprehensive income (loss)	—	—	—	—	1,323	1,007	2,330	—
Business combination	—	—	75	—	—	938	1,013	—
Issuance of subsidiary shares	—	—	14,990	—	—	(822)	14,168	—
Exercise of share-based awards	246,989	—	685	—	—	1	686	—
Share-based compensation	—	—	2,929	—	—	119	3,048	—
Accretion of redeemable non-controlling interests	—	—	—	(128)	—	—	(128)	128
Disposal of a subsidiary’s shares	—	—	1,323	—	—	235	1,558	—
Repurchase and retirement of ordinary shares	(207,165)	—	—	(3,312)	—	—	(3,312)	—
Conversion of iQIYI preferred shares recognized as redeemable noncontrolling interests to ordinary shares	—	—	—	—	—	11,150	11,150	(11,150)

Balance at September 30, 2018 (RMB)	34,856,056	—	32,090	127,201	399	13,154	172,844	—

Balance at September 30, 2018 (US$)		—	4,672	18,521	58	1,915	25,166	—

On June 27, 2018, the Company announced a share repurchase program under which the Company proposed to acquire up to an aggregate of US$1.0 billion of its ordinary shares over the next 12 months in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations. The Company repurchased 207,165 Class A ordinary shares from the open market with an aggregate purchase price of US$487 million during the nine-month period ended September 30, 2018. The repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	FAIR VALUE MEASUREMENTS

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
Level 2—	Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3—	Unobservable inputs which are supported by little or no market activity

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and Liabilities Measured or Disclosed at Fair Value

In accordance with ASC 820, the Company measures equity investments with readily determinable fair value, other invested securities and investments accounted for at fair value on a recurring basis. The fair value of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Company’s held-to-maturity investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s available-for-sale debt investments and other invested securities are measured using the income approach, based on quoted market interest rates of similar instruments and other significant inputs derived from or corroborated by observable market data. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices. Investments accounted for at fair value are equity investments in unlisted companies held by consolidated investment companies, which do not have readily determinable market values. The fair value of these investments were categorized as Level 3 in the fair value hierarchy. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.

The Company measures certain debt and equity investments at fair value on a nonrecurring basis if an impairment charge is recognized. For equity investments without readily fair value for which the Company elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair value of these investments were categorized as Level 3 in the fair value hierarchy. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on other-than-temporary basis.

Assets and liabilities measured at fair value on a recurring basis or disclosed at fair value are summarized below:

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

		Fair value measurement or disclosure at December 31, 2017
	Total fair value at December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
	(In millions)
Fair value disclosure
Cash equivalents
Time deposits	130		130
Money market funds	2,384	2,384

Short-term investments
Held-to-maturity debt investments	48,695		48,695

Long-term notes payable	35,943		35,943

Fair value measurement
Short-term investments
Available-for-sale debt investments	40,715		40,715

Other invested securities	18,350		18,350

Long-term investments
Available-for-sale equity investments	2,773	2,773
Investments accounted for at fair value	321			321

Other non-current assets
Derivative instruments	168		168

Total assets measured at fair value	62,327	2,773	59,233	321

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

			Fair value measurement or disclosure at September 30, 2018
	Total fair value at September 30, 2018		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(RMB)	(US$)	(RMB)	(RMB)	(RMB)
	(In millions)
Fair value disclosure
Cash equivalents
Time deposits	1,498	218		1,498
Money market fund	2,672	389	2,672

Short-term investments:
Held-to-maturity debt investments	32,105	4,675		32,105

Long-term notes payable	40,328	5,872		40,328

Fair value measurement
Short-term investments:
Available-for-sale debt investments	50,161	7,304		50,161

Long-term investments:
Equity investments at fair value with readily determinable fair value	5,003	728	5,003
Investment accounted for at fair value	1,279	186			1,279

Other non-current assets
Derivative instruments	296	43		277	19

Accounts payable and accrued liabilities
Derivative instruments	123	18			123
Amounts due to related parties, non-current
Financial liability	347	51		347

Net assets measured at fair value	56,269	8,192	5,003	50,091	1,175

Assets measured at fair value on a non-recurring basis

The company measures non-financial assets such as long-term investments on a nonrecurring basis when impairment charges are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). RMB197 million and RMB298 million (US$45 million) of long-term investments impairment charges were recognized for the three-month periods ended September 30, 2017 and 2018. RMB197 million and RMB396 million (US$58 million) of long-term investments impairment charges were recognized for the nine-month periods ended September 30, 2017 and 2018.

The remeasurement was due to declining financial performances and changes in the business circumstances of these investees. The corresponding impairment charges incurred were recorded accordingly. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. For investments in private companies, information considered by the Company include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, and liquidity factors. For investments in listed companies, the Company mainly considered the quoted share price.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	SHARE-BASED COMPENSATION EXPENSES

Total share-based compensation expenses recognized for the three-month and nine-month periods ended September 30, 2017 and 2018 have been reported as follows:

	For the three months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Cost of revenues	53	58	9
Selling, general and administrative	252	545	79
Research and development	536	636	92

	841	1,239	180

	For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Cost of revenues	137	153	22
Selling, general and administrative	675	1,138	166
Research and development	1,456	1,843	268

	2,268	3,134	456

8.	FIXED ASSETS

Fixed assets and the related accumulated depreciation as of December 31, 2017 and September 30, 2018 are as follows:

	As of December 31, 2017	As of September 30, 2018	As of September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Computer equipment	18,354	23,539	3,427
Office building	4,003	4,163	606
Office building related facility machinery and equipment	1,956	2,166	315
Vehicles	80	162	24
Office equipment	690	747	109
Leasehold improvements	341	341	50
Construction in progress	680	693	101

	26,104	31,811	4,632
Accumulated depreciation	(13,629)	(15,614)	(2,274)

	12,475	16,197	2,358

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	LOANS PAYABLE

Short-term Loans

iQIYI

In June 2017, iQIYI entered into a banking facility agreement with China Minsheng Bank (Beijing Branch), pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB300 million for one year with a fixed interest rate. The loan is intended for general working capital purposes. In November 2017, iQIYI drew down RMB132 million and RMB62 million with interest rates of 4.78% and 5.00%, respectively.

In August 2017, iQIYI entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB200 million for one year with an interest rate based on Loan Prime Rate (“LPR”) plus surcharges. The loan is intended for general working capital purposes. In September 2017, iQIYI drew down RMB106 million with an interest rate of 4.11%. In February and June, 2018, an additional RMB67 million (US$10 million) and RMB13 million (US$2 million) were drawn down with an interest of 3.92%, respectively. The RMB106 million drawn down in September 2017 was repaid when it became due.

In February 2018, iQIYI entered into a banking facility agreement with Industrial and Commercial Bank of China (Shenzhen Branch), pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB100 million (US$15 million) for one year with an interest rate based on LPR plus surcharges. The loan is intended for general working capital purposes. In March and May, 2018, RMB30 million (US$4 million) and RMB20 million (US$3 million) were drawn down with an interest rate of 4.79%, respectively.

In May 2018, iQIYI entered into a banking facility agreement with the Hong Kong and Shanghai Banking Corporation, pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB300 million (US$44 million) with an annual interest rate based on LPR plus surcharges. The loan is intended for general working capital purposes. In May, June and August 2018, RMB102 million (US$15 million), RMB100 million (US$15 million) and RMB125 million (US$18 million) were drawn down with an interest rate of 4.79%, respectively. During nine-month period ended September 30, 2018, RMB130 million (US$ 19 million) were repaid in total.

In July 2018, iQIYI entered into a banking facility agreement with Industrial and Commercial Bank of China (Shenzhen Branch), pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB50 million (US$7 million) for one year with an interest rate based on LPR plus surcharges. The loan is intended for general working capital purposes. In July, 2018, iQIYI drew down RMB50 million (US$7 million) with an interest rate of 5.00%.

In August 2018, iQIYI entered into a banking facility agreement with Bank of China (Shanghai Branch), pursuant to which iQIYI is entitled to borrow an secured RMB denominated loan of RMB200 million (US$29 million) with an annual interest rate based on LPR plus surcharges. The loan is intended for general working capital purposes and is repayable in one year. In August, 2018, iQIYI drew down RMB200 million (US$29 million) with an annual interest rate of 4.79%.

In August 2018, iQIYI entered into a banking facility agreement with China Merchants Bank (Shanghai Branch), pursuant to which iQIYI is entitled to borrow an secured RMB denominated loan of RMB300 million (US$44 million) for one year with an interest rate based on LPR plus surcharges. The loan is intended for general working capital purposes. In August, 2018, iQIYI drew down RMB61 million (US$9 million) with an interest rate of 4.79%. In September, 2018, an additional RMB38 million (US$5 million) was drawn down with an interest rate of 4.79%.

In August 2018, iQIYI entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which iQIYI is entitled to borrow an secured RMB denominated loan of RMB500 million (US$73 million) for one year with an interest rate based on LPR plus surcharges. The loan is intended for general working capital purposes. In September, 2018, iQIYI drew down RMB202 million (US$29 million) with an interest rate of 3.92%.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In September 2018, iQIYI entered into a banking facility agreement with Industrial and Commercial Bank of China (Shenzhen Branch), pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB100 million (US$15 million) for one year with an interest rate based on LPR plus surcharges. The loan is intended for general working capital purposes. In September, 2018, iQIYI drew down RMB100 million (US$15 million) with an interest rate of 4.79%.

Du Xiaoman

In November 2016, the Company entered into a loan agreement with International Finance Corporation, pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB500 million with a term of one year. Pursuant to the agreement, the loan shall only be used for the consumer credit business. In December 2016, the Company drew down RMB500 million with a fixed interest rate of 4.92%. The loan was extended to December 2018 with an interest rate of 6.04% via a renewed contract signed by both parties when the original loan became due. The loan balance was derecognized from the consolidated balance sheet upon disposal of the financial services business (Note 4).

In November 2016, the Company entered into a loan agreement with China Merchants Bank (Shanghai Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB100 million with a term of one year. Pursuant to the agreement, the loan shall only be used by the Company for the consumer credit business. In December 2016 and January 2017, the Company drew down RMB85 million and RMB15 million, respectively, with a fixed interest rate of 4.18%. The loan was fully repaid when it became due. The loan balance was derecognized from the consolidated balance sheet upon disposal of the financial services business (Note 4).

In August 2017, the Company entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB300 million for one year with an annual interest rate at 116% of the benchmark one-year lending rate published by the People’s Bank of China. This facility is reserved for consumer credit business purposes. In September 2017, the Company drew down RMB130 million with an interest rate of 5.05%. The loan balance was derecognized from the consolidated balance sheet upon disposal of the financial services business (Note 4).

In September 2017, the Company entered into a banking facility agreement with China Citic Bank (Chongqing Branch), pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB300 million for one year with an annual interest rate at 115% of the benchmark one-year lending rate published by the People’s Bank of China. This facility is reserved for commercial credit purposes. In September 2017, the Company drew down RMB300 million with an interest rate of 5.00% under the facility commitment. The loan balance was derecognized from the consolidated balance sheet upon disposal of the financial services business (Note 4).

In January 2018, the Company entered into a banking facility agreement with Bank of Dalian, pursuant to which the Company is entitled to borrow an unsecured RMB denominated loan of RMB400 million (US$58 million) for one year with fixed annual interest rate. This facility is reserved for commercial credit purposes. In January 2018, the Company drew down RMB400 million (US$58 million) with an interest rate of 6.13%. The loan balance was derecognized from the consolidated balance sheet upon disposal of the financial services business (Note 4).

Long-term Loans

Baidu

In June 2016, the Company entered into a five-year term and revolving facility agreement with a group of 21 syndicated bankers, pursuant to which the Company is entitled to borrow an unsecured US$ denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured US$ denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for the general working capital of the Company. In June, 2016, the Company drew down two tranches of US$250 million each under the facility commitment. In November 2016, the Company drew down two tranches of US$ 250 million each under the facility commitment. In connection with the facility agreements, the Company entered into four interest rate swap agreements, pursuant to which the loans will be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.

The interest rate swap agreements met the definition of a derivative in accordance with ASC 815 (“ASC 815”), Derivatives and Hedging. The derivatives related to the interest rate swap agreements are accounted at fair value and included in “Other non-current assets” on the consolidated balance sheets.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

iQIYI

In April 2017, iQIYI entered into a three-year loan agreement with Bank of China (Shanghai Branch), pursuant to which the Company is entitled to borrow a secured RMB denominated loan of RMB299 million with an annual interest rate at 94% of benchmark three-year lending rate published by the People’s Bank of China. The loan is intended for the general working capital of the Company. In April 2017, iQIYI drew down RMB299 million with an interest rate of 4.47%, pursuant to the agreement, the principal shall be repaid by installments from September 2017 to April 2020. RMB15 million was repaid when it became due. The amount repayable within twelve months were classified as “Long-term loans, current portion.”

Du Xiaoman

In March 2018, the Company entered into a banking facility agreement with International Finance Corporation, pursuant to which the Company is entitled to borrow two unsecured RMB denominated loans of RMB650 million (US$95 million) each for two to three years This facility is reserved for commercial credit business. In May 2018, RMB650 million (US$95 million) with an interest rate of 5.91% and RMB32 million (US$5 million) with an interest rate of 6.12% were drawn down under the three-year loan and RMB32 million (US$5 million) with an interest rate of 5.81% was drawn down under the two-year loan. The loan balance was derecognized from the consolidated balance sheet upon disposal of the financial services business (Note 4).

10.	NOTES PAYABLE

Baidu, Inc.

On November 28, 2012, the Company issued and publicly sold two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750 million matured on November 28, 2017 (the “2017 Notes”), and (ii) an aggregate principal amount of US$750 million that will mature on November 28, 2022 (the “ 2022 Ten-year Notes”). On August 6, 2013, the Company issued and publicly sold another tranche of unsecured senior notes with an aggregate principal amount of US$1.0 billion that matured on August 6, 2018 (the “2018 Notes”). On June 9, 2014, the Company issued and publicly sold the fourth tranche of unsecured senior notes with an aggregate principal amount of US$1.0 billion that will mature on June 9, 2019 (the “2019 Notes”). On June 30, 2015, the Company issued and publicly sold two tranches of unsecured senior notes: (i) an aggregate principal amount of US$750 million that will mature on June 30, 2020 (the “2020 Notes”), and (ii) an aggregate principal amount of US$500 million that will mature on June 30, 2025 (the “2025 Notes”). On July 6, 2017, the Company issued and publicly sold two tranches of unsecured senior notes: (i) an aggregate principal amount of US$900 million that will mature on July 6, 2022 (the “2022 Five-year Notes”), and (ii) an aggregate principal amount of US$600 million that will mature on July 6, 2027 (the “2027 Notes”). On March 29, 2018, the Company issued and publicly sold two tranches of unsecured senior notes: (i) an aggregate principal amount of US$1.0 billion that will mature on September 29, 2023 (the “2023 Notes”), and (ii) an aggregate principal amount of US$500 million that will mature on March 29, 2028 (the “ 2028 Notes”). The 2017 Notes and 2018 Notes were fully repaid when they became due.

The 2017 Notes, 2018 Notes, 2019 Notes, 2020 Notes, 2022 Ten-year Notes, 2025 Notes, 2022 Five-year Notes, 2027 Notes, 2023 Notes and 2028 Notes are collectively referred to as the “Notes.”

The 2017 Notes bear interest at the rate of 2.25% per annum and the 2022 Ten-year Notes bear interest at the rate of 3.50% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on May 28, 2013. The 2018 Notes bear interest at the rate of 3.25% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on February 6, 2014. The 2019 Notes bear interest at the rate of 2.75% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on December 9, 2014. The 2020 Notes bear interest at the rate of 3.00% per annum and the 2025 Notes bear interest at the rate of 4.13% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on December 30, 2015. At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon. The 2022 Five-year Notes bear interest at the rate of 2.88% per annum and the 2027 Notes bear interest at the rate of 3.63% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on January 6 and July 6, 2018. The 2023 Notes bear interest at the rate of 3.88% per annum and the 2028 Notes bear interest at the rate of 4.38% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on March 29 and September 29, 2018.

The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the greater of the principal amount and the make whole amount plus accrued and unpaid interest. As of September 30, 2018, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. For certain notes, the Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Notes were issued at a discount amounting to RMB140 million (US$20 million). The issuance costs of RMB214 million (US$31 million) were presented as a direct deduction from the principal amount of the Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes. The effective interest rate was 2.36%, 3.39%, 3.00%, 3.13%, 3.59%, 4.22%, 3.08%, 3.73%, 3.99% and 4.50% for the 2017 Notes, the 2018 Notes, the 2019 Notes, the 2020 Notes, the 2022 Ten-year Notes, the 2025 Notes, 2022 Five-year Notes, 2027 Notes, 2023 Notes and 2028 Notes, respectively.

The principal amount and unamortized discount and debt issuance costs as of December 31, 2017 and September 30, 2018 are as follows:

	As of December 31, 2017	As of September 30, 2018	As of September 30, 2018
	RMB	RMB	US$
	(In millions)
		(unaudited)
Principal amount	35,782	41,207	5,999
Unamortized discount and debt issuance cost	(171)	(209)	(30)

	35,611	40,998	5,969

11.	INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through subsidiaries and VIEs in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income nor capital gains. Additionally, upon payments of dividends by the Company to its shareholders, neither Cayman Islands nor BVI will impose withholding taxes. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong corporate income tax rate at 16.5% exempting foreign-derived income, and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the PRC Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

The effective tax rates were 12% and 15% for the three-month periods ended September 30, 2017 and 2018, respectively, and 13% and 16% for the nine-month periods ended September 30, 2017 and 2018, respectively. The effective tax rates for the three-month and nine-month periods ended September 30, 2018 were lower than the PRC statutory EIT rate of 25%, mainly due to preferential tax rates associated with High and New Technology Enterprises granted to certain PRC subsidiaries and VIEs.

The effective tax rates are subject to change in future, as the estimates of pretax income or loss for the year vary and certain subsidiaries of the Company may or may not continue to qualify for certain preferential tax rates.

The Company did not provide deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries for the year 2017 and the nine-month period ended September 30, 2018 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. As of September 30, 2018, the total amount of undistributed earnings from the Company’s PRC subsidiaries for which no withholding tax has been accrued was RMB 136.9 billion (US$19.9 billion). Under the PRC tax regulations, dividends from PRC companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%. Such rate could be reduced to 5% should treaty benefits be applicable. In the case of the Company’s VIEs in the PRC, their undistributed earnings were insignificant as of each of the balance sheet dates.

12.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. The amount of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB18.6 billion and RMB26.1 billion (US$3.8 billion) as of December 31, 2017 and September 30, 2018, respectively.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME

The changes in accumulated other comprehensive (loss) income by component, net of tax, are as follows:

	Foreign currency translation adjustments	Unrealized gains on available-for- sale investments	Total
	RMB	RMB	RMB
	(In millions)
	(unaudited)
Balance at December 31, 2016	(2,022)	239	(1,783)
Other comprehensive income before reclassification	974	1,406	2,380
Amounts reclassified from accumulated other comprehensive income (loss)	48	(767)	(719)

Net current-period other comprehensive income	1,022	639	1,661
Other comprehensive income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	192	—	192

Balance at September 30, 2017	(808)	878	70

Balance at December 31, 2017	(888)	1,818	930
Cumulative effect of accounting change *	—	(1,854)	(1,854)
Other comprehensive income before reclassification	79	3,529	3,608
Amounts reclassified from accumulated other comprehensive income	80	(1,358)	(1,278)

Net current-period other comprehensive income	159	317	476
Other comprehensive income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	(992)	(15)	(1,007)

Balance at September 30, 2018	(1,721)	2,120	399

Balance at September 30, 2018, in US$	(251)	309	58

*

Adjustment of net unrealized gains related to available-for-sale equity investments from accumulated other comprehensive income to opening retained earnings as a result of the adoption of ASC 321 on January 1, 2018.

The amounts reclassified out of accumulated other comprehensive (loss) income represent realized foreign currency translation adjustments and realized gains on the available-for-sale investments upon their sales, which were then recorded in “Other income, net” in the consolidated statements of comprehensive income.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the tax effect allocated to each component of other comprehensive income:

	For the three months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Unrealized gains on available-for-sale investments
Other comprehensive loss before reclassification	(86)	(106)	(15)
Amounts reclassified from accumulated other comprehensive income	50	101	14

Net current-period other comprehensive loss	(36)	(5)	(1)

	For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Unrealized gains on available-for-sale investments
Other comprehensive loss before reclassification	(175)	(302)	(44)
Amounts reclassified from accumulated other comprehensive income	126	206	30

Net current-period other comprehensive loss	(49)	(96)	(14)

14.	CONTINGENCIES

Litigation

The Group was involved in certain cases pending in various PRC, U.S. and Brazilian courts as of September 30, 2018. These cases include allegation of copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

For many proceedings, the Company is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. With respect to the limited number of proceedings for which the Company was able to estimate the reasonably possible losses or the range of reasonably possible losses, such loss estimates were insignificant.

15.	EARNINGS PER SHARE (“EPS”)

A reconciliation of net income attributable to Baidu, Inc. in the unaudited interim condensed consolidated statements of comprehensive income to the numerator for the computation of basic and diluted earnings per share for the three-month periods ended September 30, 2017 and 2018 is as follows:

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Net income attributable to Baidu, Inc.	7,949	12,396	1,805
Accretion of the redeemable noncontrolling interests	466	—	—

Net income available to ordinary shareholders	8,415	12,396	1,805

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc. per Class A and Class B ordinary share for the three-month periods ended September 30, 2017 and 2018

	For the three months ended
	September 30, 2017		September 30, 2018
	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	US$	RMB	US$
	(In millions, except for number of shares, per share and per ADS data)
	(unaudited)
Earnings per share — basic:
Numerator
Allocation of net income available to ordinary shareholders	6,666	1,749	9,838	1,432	2,558	373
Denominator
Weighted average ordinary shares outstanding	27,489,083	7,214,841	27,690,479	27,690,479	7,201,254	7,201,254

Denominator used for earnings per share	27,489,083	7,214,841	27,690,479	27,690,479	7,201,254	7,201,254
Earnings per share — basic	242.48	242.48	355.27	51.73	355.27	51.73

Earnings per share — diluted:
Numerator
Allocation of net income available to ordinary shareholders	6,680	1,735	9,857	1,435	2,539	370
Reallocation of net income available to ordinary shareholders as a result of conversion of Class B to Class A shares	1,735	—	2,539	370	—	—

Allocation of net income available to ordinary shareholders	8,415	1,735	12,396	1,805	2,539	370
Denominator
Weighted average ordinary shares outstanding	27,489,083	7,214,841	27,690,479	27,690,479	7,201,254	7,201,254
Conversion of Class B to Class A ordinary shares	7,214,841	—	7,201,254	7,201,254	—	—
Share-based awards	287,253	—	267,014	267,014	—	—

Denominator used for earnings per share	34,991,177	7,214,841	35,158,747	35,158,747	7,201,254	7,201,254
Earnings per share — diluted	240.49	240.49	352.57	51.34	352.57	51.34

Earnings per ADS:
Denominator used for earnings per ADS — basic	274,890,830		276,904,790	276,904,790
Denominator used for earnings per ADS — diluted	349,911,770		351,587,470	351,587,470
Earnings per ADS — basic	24.25		35.53	5.17

Earnings per ADS — diluted	24.05		35.26	5.13

The Company did not include certain stock options and restricted shares in the computation of diluted earnings per share for the three-month periods ended September 30, 2017 and 2018 when those stock options or restricted shares were anti-dilutive for the respective periods.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of net income attributable to Baidu, Inc. in the unaudited interim condensed consolidated statements of comprehensive income to the numerator for the computation of basic and diluted earnings per share for the nine-month periods ended September 30, 2017 and 2018 is as follows:

	For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	(In millions)
	(unaudited)
Net income attributable to Baidu, Inc.	14,141	25,492	3,711
Accretion of the redeemable noncontrolling interests	(173)	(128)	(19)

Net income available to ordinary shareholders	13,968	25,364	3,692

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc. per share for Class A and Class B ordinary shares for the nine-month periods ended September 30, 2017 and 2018:

	For the nine months ended
	September 30, 2017		September 30, 2018
	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	US$	RMB	US$
	(In millions, except for number of shares, per share and per ADS data)
	(unaudited)
Earnings per share - basic:
Numerator
Allocation of net income available to ordinary shareholders	11,038	2,930	20,130	2,930	5,234	762
Denominator
Weighted average ordinary shares outstanding	27,425,010	7,280,283	27,693,504	27,693,504	7,201,254	7,201,254

Denominator used for earnings per share	27,425,010	7,280,283	27,693,504	27,693,504	7,201,254	7,201,254
Earnings per share - basic	402.48	402.48	726.87	105.83	726.87	105.83

Earnings per share - diluted:
Numerator
Allocation of net income available to ordinary shareholders	11,054	2,914	20,177	2,937	5,187	755
Reallocation of net income available to ordinary shareholders as a result of conversion of Class B to Class A shares	2,914	—	5,187	755	—	—

Allocation of net income available to ordinary shareholders	13,968	2,914	25,364	3,692	5,187	755
Denominator
Weighted average ordinary shares outstanding	27,425,010	7,280,283	27,693,504	27,693,504	7,201,254	7,201,254
Conversion of Class B to Class A ordinary shares	7,280,283	—	7,201,254	7,201,254	—	—
Share-based awards	189,712	—	318,479	318,479	—	—

Denominator used for earnings per share	34,895,005	7,280,283	35,213,237	35,213,237	7,201,254	7,201,254
Earnings per share - diluted	400.29	400.29	720.30	104.88	720.30	104.88

Earnings per ADS:
Denominator used for earnings per ADS - basic	274,250,100		276,935,040	276,935,040
Denominator used for earnings per ADS - diluted	348,950,050		352,132,370	352,132,370
Earnings per ADS - basic	40.25		72.69	10.58

Earnings per ADS - diluted	40.03		72.03	10.49

The Company did not include certain stock options and restricted shares in the computation of diluted earnings per share for the nine-month periods ended September 30, 2017 and 2018 when those stock options or restricted shares were anti-dilutive for earnings per share for the respective periods.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS

The related party transactions mainly represented online marketing services provided by the Company to Ctrip (including Qunar), the total transaction amounts for the three-month periods ended September 30, 2017 and 2018 was RMB186 million and RMB295 million (US$43 million), respectively, and the total transaction amounts for the nine-month periods ended September 30, 2017 and 2018 was RMB560 million and RMB832 million (US$121 million), respectively. Other related party transactions, including the reimbursements to Mr. Robin Yanhong Li for his use of an aircraft beneficially owned by his family for Company business purposes and to an executive officer for the rental expense for an office building owned by his family members for Company business purposes, were insignificant for each of the years presented.

As of December 31, 2017 and September 30, 2018, amounts due from/due to related parties were as follows:

	As of December 31,	As of September 30,
	2017	2018	2018
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Ctrip(i)	137	158	23
Du Xiaoman(iii)	—	22,642	3,297
Other related parties(ii)	31	521	76

Total	168	23,321	3,396

Amounts due from related parties, non-current:
Du Xiaoman(iii)	—	1,982	288
Other related parties	9	12	2

Total	9	1,994	290

Amounts due to related parties, current:
Du Xiaoman(iv)	—	223	33
Ctrip(vi)	122	140	20
Other related parties(vii)	31	510	74

Total	153	873	127

Amounts due to related parties, non-current:
Du Xiaoman(v)	—	2,341	341
Other related parties(viii)	—	667	97

Total	—	3,008	438

(i)	The balances mainly represent amounts arising from services the Company provided to Ctrip in the ordinary course of business.
(ii)

The balances represent amounts arising from services the Company provided to its equity method investees (excluding Ctrip and Du Xiaoman) and cost method investees in the ordinary course of business, and a short-term interest-bearing loan provided to a cost method investee.

(iii)	The balance represents amounts due from Du Xiaoman for unsettled payments relating to the disposal and short-term interest-bearing loans due from Du Xiaoman.
(iv)	The balance represents mainly deferred revenue relating to future services to be provided.
(v)	The balance represents mainly an interest-bearing loan provided by Du Xiaoman.
(vi)	The balances mainly represent amounts arising from services provided by Ctrip in the ordinary course of business.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(vii)

The balances represent amounts arising from services provided by the Company’s equity method investees other than Ctrip and Du Xiaoman and cost method investees in the ordinary course of business, and a short-term interest-bearing loan provided by a cost method investee to the Company.

(viii)	The balance represents mainly deferred revenue relating to the future services to be provided by the Company to an equity method investee.

17.	SEGMENT REPORTING

The operations of the Company are organized into two segments, consisting of Baidu Core and iQIYI. Baidu Core mainly provides keyword-based marketing services targeted at and triggered by internet users’ search queries, which mainly include P4P services and other online marketing service, and artificial intelligence-enabled new business initiatives. iQIYI is an online video platform with a content library that includes licensed movies, television series, cartoons, variety shows, self-produced programs and other programs. The Company derives the results of the segments directly from its internal management reporting system. The CODM reviews the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The table below provides a summary of the Group’s operating segment results for the three-month and nine-month periods ended September 30, 2017 and 2018.

	For the three months ended September 30, 2017
	Baidu Core	iQIYI	Intersegment eliminations & adjustments	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
	(unaudited)
Total revenues	18,342	4,951	196	23,489

Operating costs and expenses:
Cost of revenues	6,829	4,898	74	11,801
Selling, general and administrative	3,023	777	(54)	3,746
Research and development	2,901	343	(2)	3,242

Total operating costs and expenses	12,753	6,018	18	18,789

Operating profit (loss)	5,589	(1,067)	178	4,700

Total other income, net	4,292	16	37	4,345

Income (loss) before income taxes	9,881	(1,051)	215	9,045

Income taxes	1,098	1	(2)	1,097

Net income (loss)	8,783	(1,052)	217	7,948
Less: net income (loss) attributable to noncontrolling interests	(1)	—	—	(1)
Net income attributable to Baidu, Inc.	8,784	(1,052)	217	7,949

	For the nine months ended September 30, 2017
	Baidu Core	iQIYI	Intersegment eliminations & adjustments	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
	(unaudited)
Total revenues	48,571	12,561	122	61,254

Operating costs and expenses:
Cost of revenues	18,907	12,852	(143)	31,616
Selling, general and administrative	7,623	1,902	(28)	9,497
Research and development	8,337	905	(17)	9,225

Total operating costs and expenses	34,867	15,659	(188)	50,338

Operating profit (loss)	13,704	(3,098)	310	10,916
Total other income, net	5,266	(25)	38	5,279

Income (loss) before income taxes	18,970	(3,123)	348	16,195

Income taxes	2,062	2	2	2,066

Net income (loss)	16,908	(3,125)	346	14,129
Less: net income (loss) attributable to noncontrolling interests	(9)	—	(3)	(12)
Net income (loss) attributable to Baidu, Inc.	16,917	(3,125)	349	14,141

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended September 30, 2018
	Baidu Core		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
	(unaudited)
Total revenues	21,606	3,145	6,914	1,007	(317)	(46)	28,203	4,106
Operating costs and expenses:
Cost of revenues	6,804	990	7,655	1,115	(241)	(35)	14,218	2,070
Selling, general and administrative	4,428	645	1,292	188	(79)	(12)	5,641	821
Research and development	3,359	489	558	81	(1)	—	3,916	570

Total operating costs and expenses	14,591	2,124	9,505	1,384	(321)	(47)	23,775	3,461

Operating profit (loss)	7,015	1,021	(2,591)	(377)	4	1	4,428	645

Total other income (loss), net	9,687	1,409	(539)	(78)	(127)	(18)	9,021	1,313

Income (loss) before income taxes	16,702	2,430	(3,130)	(455)	(123)	(17)	13,449	1,958

Income taxes	2,059	300	(6)	(1)	—	—	2,053	299

Net income (loss)	14,643	2,130	(3,124)	(454)	(123)	(17)	11,396	1,659

Less: net income (loss) attributable to noncontrolling interests	334	49	16	2	(1,350)	(197)	(1,000)	(146)
Net income (loss) attributable to Baidu, Inc.	14,309	2,081	(3,140)	(456)	1,227	180	12,396	1,805

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended September 30, 2018
	Baidu Core		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
		(In millions)
		(unaudited)
Total revenues	57,751	8,409	17,961	2,615	(630)	(92)	75,082	10,932
Operating costs and expenses:
Cost of revenues	17,995	2,620	18,610	2,710	(472)	(69)	36,133	5,261
Selling, general and administrative	10,522	1,532	2,945	429	(179)	(26)	13,288	1,935
Research and development	9,859	1,435	1,387	202	(3)	—	11,243	1,637

Total operating costs and expenses	38,376	5,587	22,942	3,341	(654)	(95)	60,664	8,833

Operating profit (loss)	19,375	2,822	(4,981)	(726)	24	3	14,418	2,099

Total other income (loss), net	13,199	1,921	(643)	(93)	(701)	(102)	11,855	1,726

Income (loss) before income taxes	32,574	4,743	(5,624)	(819)	(677)	(99)	26,273	3,825

Income taxes	4,260	620	(1)	—	—	—	4,259	620

Net income (loss)	28,314	4,123	(5,623)	(819)	(677)	(99)	22,014	3,205

Less: net income (loss) attributable to noncontrolling interests	(1,241)	(181)	10	2	(2,247)	(327)	(3,478)	(506)
Net income (loss) attributable to Baidu, Inc.	29,555	4,304	(5,633)	(821)	1,570	228	25,492	3,711